SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 2
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            LEXINGTON RESOURCES, INC.
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    529561102
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

___________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

________________________________________________________________________________

CUSIP No.   529561102                                      Page 2  of 7    Pages
________________________________________________________________________________

1       NAME OF REPORTING PERSON:

        Orient Explorations Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Contractual Arrangement
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belize
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   6,000,000 Shares of Common Stock
            NUMBER OF          ____________________________________________
             SHARES         8      SHARED VOTING POWER
          BENEFICIALLY             0
            OWNED BY           ____________________________________________
              EACH          9      SOLE DISPOSITIVE POWER
           REPORTING               6,000,000 Shares of Common Stock
         PERSON                ____________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   0
________________________________________________________________________________

________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,000,000 Shares of Common Stock
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [  ]

________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        35.30%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        CORP
________________________________________________________________________________

(1) The sole shareholder of Orient Explorations Ltd. is Canopus Limited for Meridan Trust with an office at 1 Carribean Plaza, Provinciales, Turks & Caicos Islands, British West Indies. The sole director of Orient Explorations Ltd. is Cockburn Directors, Ltd.. Mr. Dempsey as authorized representative of Cockburn Directors, Ltd. has the sole exclusive voting and disposition rights regarding shares of Common Stock.

     This amendment to Schedule 13D (the "Schedule") is filed by Orient Explorations Ltd., a corporation organized under the laws of Belize ("Orient") to report the disposition of 3,000,000 shares of common stock of Lexington Resources, Inc. pursuant to a private sale. Orient filed a Schedule 13d on December 8, 2003 disclosing the acquisition of 2,250,000 shares (pre-forward stock split) of common stock of Lexington Resources, Inc. and a Schedule 13D on December 20, 2004 disclosing the acquisition of an additional 750,000 shares from Douglas Humphries (pre-forward stock split), which resulted in aggregate holdings of record of 9,000,000 shares of common stock post-forward stock split.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc. ("LXRS"). LXRS maintains its principal executive offices at 7473 West Lake Mead Road, Las Vegas, Nevada 89128.

ITEM 2. IDENTITY AND BACKGROUND

     Orient Explorations Ltd. is a corporation organized under the laws of Belize with general business operations of acquisitions and investments. The principal office of Orient Explorations Ltd. is Caribbean Place, Leeward Highway, Provincials, Turks & Caicos Islands.

     During the last five (5) years, Orient has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Orient sold 3,000,000 shares of common stock of Lexington Resources, Inc. to Longfellow Industries (B.C.) Ltd., a corporation organized under the laws of the province of British Columbia, Canada ("Longfellow") at par value pursuant to a private sale.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to a private transaction not involving a public sale, on February 18, 2005, Orient sold 3,000,000 shares of restricted common stock of Lexington Resources, Inc. to Longfellow at a price of $0.00025 for an aggregate consideration of approximately $750.00. At the time of the transaction, Orient held of record 9,000,000 shares of restricted common stock of Lexington Resources, Inc., and was deemed an affiliate of Lexington Resources, Inc.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of February 18, 2005, Orient beneficially owned 6,000,000 shares of Lexington Resources, Inc. The sole shareholder of Orient Explorations Ltd. is Meridian Trust with an office at 1 Caribbean Plaza, Provinciales, Turks & Caicos Islands, British West Indies. The sole director of Orient is Cockburn Directors Ltd., whose authorized representative is Barry Dempsey. In that capacity, Mr. Dempsey has the sole exclusive voting and disposition rights regarding shares of common stock of Lexington Resources, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            None.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           ORIENT EXPLORATIONS LTD.



Date: February 18, 2005                    By:______________________
                                              Barry Dempsey




Date: February 18, 2005                       ______________________
                                              Barry Dempsey